UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

Eric Chan

CITIC Capital Holdings Limited

28/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC Capital China Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A)	☐
(B)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,680,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,680,863
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Percentage calculated based on the total number of 39,315,291 Ordinary Shares outstanding as of September 21, 2018 as reported in the Schedule 13D/A filed by PW Medtech Group Limited, among other persons, with the Securities Exchange Commission on September 24, 2018.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CCP IV GP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A)	☐
(B)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,680,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,680,863
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 39,315,291 Ordinary Shares outstanding as of September 21, 2018 as reported in the Schedule 13D/A filed by PW Medtech Group Limited, among other persons, with the Securities Exchange Commission on September 24, 2018.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A)	☐
(B)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,680,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,680,863
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 39,315,291 Ordinary Shares outstanding as of September 21, 2018 as reported in the Schedule 13D/A filed by PW Medtech Group Limited, among other persons, with the Securities Exchange Commission on September 24, 2018.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A)	☐
(B)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,680,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,680,863
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 39,315,291 Ordinary Shares outstanding as of September 21, 2018 as reported in the Schedule 13D/A filed by PW Medtech Group Limited, among other persons, with the Securities Exchange Commission on September 24, 2018.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL MB INVESTMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A)	☐
(B)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G21515104

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed jointly by (i) CITIC Capital China Partners IV, L.P., a Cayman Islands exempted limited partnership (“CCCP IV”), (ii) CCP IV GP Ltd., a company organized under the laws of the Cayman Islands (“CCP IV GP”), (iii) CITIC Capital Partners Limited, a company organized under the laws of the Cayman Islands (“CCPL”), (iv) CITIC Capital Holdings Limited, a company organized under the laws of Hong Kong (“CCHL”), and (v) CITIC Capital MB Investment Limited, a company organized under the laws of the Cayman Islands (“CCMB,” together with CCCP IV, CCP IV GP, CCPL and CCHL, the “Reporting Persons”).

This Amendment No. 2 amends and supplements that certain Schedule 13D previously filed jointly with the Securities and Exchange Commission on June 18, 2018 (the “Initial Filing”) by CCRE Holdings Limited, CCMB and CCHL, as amended by Amendment No. 1 to the Initial Filing filed on August 27, 2018 by CCRE Holdings Limited, CCMB and CCHL (together with the Initial Filing, the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings set forth in the Original Schedule 13D.

On October 12, 2018, CCMB transferred 2,680,863 Ordinary Shares to CCCP IV. As a result, CCMB ceased to become a beneficial owner of Ordinary Shares, and simultaneously, CCCP IV, CCP IV GP and CCPL may be deemed to have acquired beneficial ownership of 5% or more of the outstanding Ordinary Shares of the Issuer.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)       This Amendment No. 2 is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 2 is attached as Exhibit 1 hereto.

(b)       The address of CCCP IV’s registered office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

The address of CCP IV GP’s registered office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The address of CCPL’s registered office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

CUSIP No. G21515104

The address of CCHL’s principal executive office is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

The address of CCMB’s registered office is P.O. Box 31119, Grand Pavilion, Hisbiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

The address of CCP Ltd.’s, a company organized under the laws of the Cayman Islands (“CCP”), registered office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(c)       The principal business of CCCP IV is investment management for the benefit of its limited partners. The principal business of CCP IV GP is to serve as the sole general partner of CCCP IV. CCP IV GP is a wholly owned subsidiary of CCP.

The principal business of CCPL and CCP is investment holdings. CCP is a wholly owned subsidiary of CCPL. CCHL owns 51% of the issued and outstanding ordinary shares of CCPL.

The principal business of CCMB is investment holdings. CCMB is a wholly owned subsidiary of CCHL. CCHL is an investment management and advisory company.

Schedule A, attached hereto, lists the executive officers and directors of each of the Reporting Persons, and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)       During the past five years, none of the Reporting Persons or CCP, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the Reporting Persons or CCP, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       CCCP IV is a limited partnership organized and existing under the laws of the Cayman Islands. CCP IV GP is a corporation organized and existing under the laws of the Cayman Islands. CCP is a corporation organized and existing under the laws of the Cayman Islands. CCPL is a corporation organized and existing under the laws of the Cayman Islands. CCHL is a corporation organized and existing under the laws of Hong Kong. CCMB is a corporation organized and existing under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 12, 2018, CCMB transferred 2,680,863 Ordinary Shares (the “Shares”) to CCCP IV for an aggregate consideration of $249,563,145.40.

CUSIP No. G21515104

The source of the funds used by CCCP IV to acquire the Shares was its working capital.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

On October 12, 2018, CCMB transferred the Shares, representing all of CCMB’s interests in the Issuer, to CCCP IV.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and subject to any restrictions or limitations imposed by the Investor Rights Agreement, may contact, discuss with or otherwise communicate with management members of the Issuer, the Board, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which may relate to one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:(1) (in Ordinary Shares)	Percent of class:(2)	Sole power to vote or direct the vote: (in Ordinary Shares)	Shared power to vote or to direct the vote: (in Ordinary Shares)	Sole power to dispose or to direct the disposition of: (in Ordinary Shares)	Shared power to dispose or to direct the disposition of: (in Ordinary Shares)
CCCP IV	2,680,863	6.82%	2,680,863	0	2,680,863	0
CCP IV GP	2,680,863(3)	6.82%	2,680,863	0	2,680,863	0
CCPL	2,680,863(3)	6.82%	2,680,863	0	2,680,863	0
CCHL	2,680,863(3)	6.82%	2,680,863	0	2,680,863	0
CCMB	0	0%	0	0	0	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act, as amended.

CUSIP No. G21515104

(2)	Percentage is based on the total number of 39,315,291 Ordinary Shares outstanding as of September 21, 2018 as reported in the Schedule 13D/A filed by PW Medtech Group Limited, among other persons, with the Securities Exchange Commission on September 24, 2018.

(3)	Represents 2,680,863 Ordinary Shares, beneficially owned by CCCP IV.

Each of CCPL and CCHL may be deemed to beneficially own the Ordinary Shares beneficially owned by CCCP IV, however each such Reporting Person hereby expressly disclaims such beneficial ownership except to the extent of its pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, other than set forth above, there are no Ordinary Shares which are beneficially owned by any of the persons named in response to Item 2.

(c)       To the best of the Reporting Persons’ knowledge, except with respect to the acquisition of the Shares described in Item 3 above and as set forth in this Item 5 and the transactions described in the Original Schedule 13D, there have been no transactions effected with respect to any Ordinary Shares during the past 60 days by any of the persons named in response to Item 2.

(d)       To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)       On October 12, 2018, CCMB ceased to be the beneficial owner of more than 5% of the outstanding Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth, or incorporated by reference, in Items 3 and 4 hereof is hereby incorporated by this reference in its entirety in this Item 6.

On October 16, 2018, the Reporting Persons entered into an agreement with respect to the joint filing of this Amendment No. 2 and any additional amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Amendment No. 2 and is incorporated by reference herein.

On October 12, 2018, CCCP IV entered into a Deed of Adherence (the “Deed”) in accordance with the Investor Rights Agreement. Pursuant to the Deed, CCCP IV agreed to be bound by all of the terms, provisions and conditions contained in the Investor Rights Agreement previously applicable to CCMB.

The foregoing description of the Deed does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Deed filed as Exhibit 2 hereto and is incorporated herein by reference.

CUSIP No. G21515104

Other than as described in this statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Document

1	Joint Filing Agreement, dated October 16, 2018, by and among CITIC Capital China Partners IV, L.P., CCP IV GP Ltd., CITIC Capital Partners Limited, CITIC Capital Holdings Limited and CITIC Capital MB Investment Limited.

2	Deed of Adherence, dated October 12, 2018, by CITIC Capital China Partners IV, L.P.

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2018

CITIC Capital China Partners IV, L.P.

By: CCP IV GP LTD., its General Partner

By:	/s/ Hui Ching Ching, Vicki
	Name:	Hui Ching Ching, Vicki
	Title:	Director

CCP IV GP LTD.

By:	/s/ Hui Ching Ching, Vicki
	Name:	Hui Ching Ching, Vicki
	Title:	Director

CITIC CAPITAL PARTNERS LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
	Name:	Yichen Zhang
	Title:	Director

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/s/ Yichen Zhang
	Name:	Yichen Zhang
	Title:	Director

[Signature page to Schedule 13D/A]

CUSIP No. G21515104

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhang, Yichen	Hong Kong	Chairman, Chief Executive Officer & Director – CCHL, Director – CCMB	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Matsukawa, Rikizo	Japan	Managing Director – CCHL, Japan Private Equity, Director – CCP IV GP Ltd.	10/F, Hirakawacho Mori Tower, 2-16-1 Hirakawacho, Chiyoda-ku, Tokyo 102-0093, Japan

Chew, Boon Lian	Singapore	Senior Managing Director – CCHL, Managing Partner of CITIC Capital Partners, Director – CCP IV GP Ltd.	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Fung Yee Man, Annie	Britain	Chief Operating Officer & Senior Managing Director – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chan, Kai Kong	Singapore	Chief Financial Officer & Senior Managing Director – CCHL, Director – CCMB	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Zhang, Haitao	China	President, Head of Asset Management & Director – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

M A Al Kuwari, Abdulla Ali	Qatar	Qatar Investment Authority, Director – CCHL	5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar

Lai, Jimmy Chi Ming	Hong Kong	General Manager – Tenpay, Director – CCHL	11/F, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, People’s Republic of China

Chen, I-hsuan	Taiwan	Senior Assistant Vice President – Fubon Life Insurance Co., Ltd., Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

Mitchell, James Gordon	Britain	Chief Strategy Officer & Senior Executive Vice President – Tencent Holdings Limited, Director – CCHL	29F, Three Pacific Place, Wanchai, Hong Kong

CUSIP No. G21515104

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Lin, Yun-Ku	Taiwan	President – Fubon Financial Holding Venture Capital Corp., Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

Al-Sowaidi Mohammed, Saif SS	Qatar	Head (New York) – Qatar Investment Authority, Director – CCHL	5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar

Qian, Guorong	China	Vice Chairman, President – CITIC Capital Equity Investment (Tianjin)	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Cheung, Miu	Australia	Senior Managing Director & Managing Partner of Structured Investment & Finance – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Ching, Hiu Yuen	Hong Kong	Senior Managing Director & Managing Partner of Real Estate – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Wong, Yong Kai	Singapore	Managing Director & Co-General Counsel – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Pan, Hongyan	China	Director – CCMB	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Liu, Mo	China	Director – CCMB	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Hui, Ching Ching, Vicki	Hong Kong	Director – CCP IV GP Ltd.	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong